UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-35216

UTSTARCOM HOLDINGS CORP.

Level 6, 28 Hennessy Road,

Admiralty

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTSTARCOM HOLDINGS CORP.

Date: August 3, 2018	By:	/s/ Eric Lam
Name: Eric Lam
Title: Vice President, Finance

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding UTStarcom Reports Unaudited Financial Results for the Second Quarter of 2018

Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for Second Quarter 2018

Hong Kong, August 3, 2018— UTStarcom (“UT” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the second quarter ended June 30, 2018.

UTStarcom’s Chief Executive Officer Tim Ti commented, “Second quarter results met our expectations.  Revenue was at the high end of guidance due to the initiation of two large projects in India.  Despite a gross margin decrease from a year ago due to changes in product and geographic mix, we achieved positive operating income for the quarter.  Importantly, our financial position remains strong, with over $80 million in cash.”

Tim continued, “Innovation is our strength and we are committed to technology leadership through continuing investments in our R&D capabilities. We are excited about the opportunities presented by the worldwide transition to 5G wireless network and are positioning our product portfolio accordingly. For instance, we are an early entrant in SRv6 routing platforms, as well as offering leading synchronization and software-defined network products. Our new product offerings enable network operators to meet the challenges of the rapidly escalating network traffic generated by new trends such as internet of things and 5G mobile data.”

Business Highlights

•

In July 2018, UT participated in the SoftBank World 2018 Exhibition and Conference in Tokyo, where the Company displayed a number of its newest products. Products displayed at the show included the next-generation SRv6-based routing platforms SkyFlux products, 5G-ready timing solution SyncRing, the SDN platform “SOO Station” and the intelligent gateway device “VBG”. In addition, the executive management team presented its view on optimal networking solutions to facilitate 5G deployment and operations

•

In July 2018, the Company showcased a number of its cutting-edge technologies in the UT-sponsored “Network Evolution 2018 – Live Demonstration” event in Tokyo. These technologies enable networks to evolve to support 5G, IoT (“Internet of Things”) and M2M (”Machine-to-Machine”).  UT’s existing, new and potential customers as well as strategic partners attended the event

•

UT introduced its new smart commercial refrigerator “goBox” featuring a new integrated load and image sensing technology. The Company began initial commercial deployment of this new retail product in the second quarter and expects to see a significant ramp in shipment in the second half of 2018

Second Quarter 2018 Financial Results

Summary of Q2 2018 Key Financials

	Q2 2018	Y/Y Change*	Q/Q Change*
Revenue	$28.5	-9.4%	+26.3%
Gross Margin	26.2%	-210 bps	-1430 bps
Operating Expenses	$7.0	-2.7%	+2.1%
Operating Income	$0.5	-$1.3	-$1.8
Net Income (Loss)	-$0.1	-$2.5	-$4.1
Basic EPS	-$0.00	-$0.07	-$0.11
Cash Balance (including Restricted Cash)	$80.5	-27.7%	-18.6%

*Dollar comparisons are used where percentage comparisons are not meaningful

*All the numbers in U.S. Dollars are in million except EPS

Total Revenues

Q2 2018 total revenues were $28.5 million, compared to $31.5 million in the corresponding period of 2017.

•	Q2 2018 net equipment sales were $24.1 million, a decrease of 7.8% from $26.2 million in the corresponding period in 2017. The decrease was due to the initial sales of SyncRing in Q2 2017 in Japan
•	Q2 2018 net services sales were $4.4 million, a decrease of 17.0% from $5.3 million in the corresponding period in 2017. Sales decreased due to the expiration of a legacy India service contract

Gross Profit

Q2 2018 gross profit was $7.5 million, or 26.2% of net sales, compared to $8.9 million, or 28.3% of net sales, in the corresponding period in 2017.

•

Q2 2018 equipment gross profit was $6.2 million, compared to $7.5 million in the corresponding period in 2017. Q2 2018 equipment gross margin was 25.6%, compared to 28.6% for the corresponding period in 2017

•

Q2 2018 service gross profit was $1.3 million, compared to $1.4 million in the corresponding period in 2017. Q2 2018 service gross margin was 29.5%, compared to 27.2% for the corresponding period in 2017

Operating Expenses

Q2 2018 operating expenses were $7.0 million, compared to $7.2 million in the corresponding period in 2017.

•

Q2 2018 selling, general and administrative (“SG&A”) expenses were $4.2 million, compared to $4.9 million in the corresponding period in 2017. The higher SG&A expenses in second quarter of 2017 were mainly due to professional services expenses associate with change of auditors and the privatization which had been withdrawn in October 2017

•

Q2 2018 research and development expenses were $2.8 million, compared to $2.3 million in the corresponding period in 2017.  The increase was mainly due to higher headcount, as the Company continues to hire engineering talent to address key new market opportunities

Operating Income

Q2 2018 operating income was $0.5 million, compared to $1.7 million in the corresponding period of 2017.

Interest Income, Net

Q2 2018 net interest income was $0.3 million, compared to $0.2 million in the corresponding period in 2017.

Other Income (Expense), Net

Q2 2018 net other expenses were $0.3 million, compared to net other income of $2.0 million in the corresponding period in 2017.

Net Income (Loss)

Q2 2018 net loss attributable to shareholders was $0.1 million, compared to net income of $2.4 million in the corresponding period in 2017. Q2 2018 basic net loss per share was $0.00, compared to basic net income per share of $0.07 for the corresponding period of 2017.

Cash Flow

In the second quarter of 2018, cash used in operating activities was $13.7 million, cash used in investing activities was $1.8 million, and cash used in financing activities (stock repurchases) was $1.1 million. As of June 30, 2018, UTStarcom had cash, cash equivalent and restricted cash of $80.5 million.

Outlook

Earnings results in the third quarter will be driven by the ongoing fulfillment of large projects in India. These projects should result in strong revenue growth, but at reduced gross margin relative to the second quarter of 2018. For the third quarter, the Company expects to generate revenue in the range of $38 million to $43 million.

Second Quarter 2018 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Friday, August 3, 2018 (8:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1 (866) 519-4004

Canada: + 1 (866) 386-1016

Hong Kong: +852-3018-6771

China: 4006-208-038

Other International: +65 6713-5090

The attendee passcode is 6394963.

A replay of the call will be available two hours after the end of the conference call until 9:59 a.m. U.S. Eastern Time on September 3, 2018.

The conference call replay numbers are as follows:

United States: +1 (855) 452-5696

Hong Kong: 800-963-117

China: 4006-022-065

Other International: +61-2-8199-0299

The replay passcode for accessing the recording is 6394963.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

About UTStarcom Holdings Corp.

UTStarcom is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications.  We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions.  The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, Broadband access and Wi-Fi data offload.  Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms.  UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou and China.  For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Ms. Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ms. Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2018	2017
	(In thousands)
ASSETS
Current assets:
Cash, cash equivalents	$64,308	$79,749
Short-term investments	-	3,143
Accounts and notes receivable, net	35,017	16,911
Inventories and deferred costs	59,360	40,684
Short-term restricted cash	9,497	12,099
Prepaids and other current assets	24,335	14,227
Total current assets	192,517	166,813
Long-term assets:
Property, plant and equipment, net	1,595	1,714
Long-term deferred costs	27	277
Long-term restricted cash	6,675	8,839
Other long-term assets	11,131	9,401
Total long-term assets	19,428	20,231
Total assets	$211,945	$187,044

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$65,887	$27,452
Customer advances	6,230	21,828
Deferred revenue	4,299	7,286
Other current liabilities	29,266	31,698
Total current liabilities	105,682	88,264
Long-term liabilities:
Long-term deferred revenue and other liabilities	6,018	7,788
Total liabilities	111,700	96,052

Total equity	100,245	90,992
Total liabilities and equity	$211,945	$187,044

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(In thousands, except per share data)
Net sales	$28,536	$31,485	51,126	$54,023
Cost of net sales	21,059	22,566	34,503	35,996
Gross profit	7,477	8,919	16,623	18,027
	26.2%	28.3%	32.5%	33.4%
Operating expenses:
Selling, general and administrative	4,225	4,914	8,120	8,556
Research and development	2,760	2,263	5,703	4,088
Total operating expenses	6,985	7,177	13,823	12,644

Operating Income	492	1,742	2,800	5,383

Interest income, net	324	214	798	580
Other income (expense), net	(315)	2,045	(332)	2,398
Equity pick up of losses of an associate	(148)	—	(148)	—
Investment Impairment	—	(1,308)	—	(1,308)
Income before income taxes	353	2,693	3,118	7,053
Income taxes benefit (expenses)	(440)	(249)	826	1,291
Net Income (Loss) attributable to UTStarcom Holdings Corp.	$(87)	$2,444	$3,944	$8,344

Net Income (Loss) per share attributable to UTStarcom Holdings Corp.—Basic	$(0.00)	$0.07	$0.11	$0.24
Weighted average shares outstanding—Basic	35,740	35,451	35,744	35,421

UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (Loss)	$(87)	$2,444	$3,944	$8,344
Depreciation	184	152	372	315
Provision for doubtful accounts	491	(18)	543	(129)
Provision for (recovery of) deferred costs	(1,775)	1,850	(1,754)	3,528
Stock-based compensation expense	198	83	400	390
Net loss (gain) on disposal of assets	(31)	—	(31)	—
Gain on release of tax liability due to expiration of the statute of limitations	—	(1,478)	—	(1,478)
Deferred income taxes	105	281	24	231
Loss (gain) from equity investments, net	148	—	148	—
Other-than-temporary impairment of equity investments	—	1,308	—	1,308
Loss (gain) on Cumulative Transfer Adjustment recognition from liquidation subsidiaries	—	(1,703)	—	(1,703)
Changes in operating assets and liabilities	(12,892)	(471)	(22,412)	71
Net cash provided by (used in) operating activities	(13,659)	2,448	(18,766)	10,877

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	—	(129)	(221)	(179)
Purchase of investment interests	(1,771)	(100)	(1,771)	(100)
Proceeds from sale of short term investment	—	—	3,143	—
Proceeds from refund of investment interests	—	—	—	479
Net cash provided by (used in) investing activities	(1,771)	(229)	1,151	200

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	48	—	71	—
Repurchase of ordinary share	(1,135)	—	(1,135)	(140)
Net cash used in financing activities	(1,087)	—	(1,064)	(140)
Effect of exchange rate changes on cash and cash equivalents	(1,891)	(413)	(1,527)	1,771
Net increase (decrease) in cash and cash equivalents	(18,408)	1,806	(20,206)	12,708
Cash, cash equivalents and restricted cash at beginning of period	98,888	109,543	100,686	98,641
Cash, cash equivalents and restricted cash at end of period	$80,480	$111,349	$80,480	$111,349